UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 6, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 6, 2013 announcing a change in the organization (Regulation and Legal).

Istanbul, December 6, 2013

Announcement Regarding the Change in Organization (Regulation and Legal)

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

In order to manage regulatory and legal matters with an aligned focus, Regulation Strategies and Wholesale Business and Legal functions are positioned under newly formed Regulation and Legal function. Within this context and effective from today:

•	Tayfun Çataltepe has been appointed Chief Regulation and Legal Officer. He currently holds the Chief Regulation Strategies and Wholesale Business Officer role;

•	Tolga Cem Seyfeli has been appointed Chief Legal Officer.

Tolga Cem Seyfeli joined Turkcell in 2011 as the Institutional & Governmental Relations Director. Prior to Turkcell, Mr Seyfeli worked as a legal advisor at Turk Telekom, Ministry of Transport and Botaş A.S. Mr Seyfeli graduated from the Faculty of Law at Ankara University and holds a Master’s degree on Private Law and Competition Law at Gazi University.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 6, 2013	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 6, 2013	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director